UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32663

Clear Channel Outdoor Holdings, Inc.

(Exact name of registrant as specified in its charter)

20880 Stone Oak Parkway

San Antonio, Texas 78258

Telephone: (210) 832-3700

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On May 1, 2019, Clear Channel Outdoor Holdings, Inc. (“Old CCOH”), merged (the “Merger”) with and into Clear Channel Holdings, Inc. (the “Company”), with the Company surviving the Merger and changing its name to Clear Channel Outdoor Holdings, Inc., pursuant to the Agreement and Plan of Merger, dated as of March 27, 2019, by and between the Old CCOH and the Company. Upon effectiveness of the Merger, the separate corporate existence of Old CCOH ended. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is being filed for the purpose of terminating the registration of the Class A Common Stock of Old CCOH under Section 12(g) of the Exchange Act. This Form 15 relates solely to the reporting obligations of Old CCOH under the Exchange Act, and does not affect the reporting obligations of the Company, which is the successor to Old CCOH under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 Clear Channel Outdoor Holdings, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 13, 2019	By:	/s/ Brian D. Coleman
Brian D. Coleman Chief Financial Officer